Management's Discussion & Analysis of Financial Results
For the year ended December 31, 2018
March 20, 2019

Excellon Resources Inc. (the "Company" or "Excellon") has prepared this Management's Discussion and Analysis of Financial Results ("MD&A") for the year ended December 31, 2018 in accordance with the requirements of National Instrument 51-102 ("NI 51-102").

This MD&A contains information as at March 20, 2019 and provides information on the operations of the Company for the years ended December 31, 2018 and 2017 and subsequent to the year end, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related notes which have been filed on SEDAR. The audited consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All figures in this MD&A are in United States dollars unless otherwise noted.

This MD&A also makes reference to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost ("AISC") per Silver Ounce Payable, all of which are Non-IFRS Measures. Please refer to the sections of this MD&A entitled "Production Cost per Tonne", "Total Cash Cost per Silver Ounce Payable" and "All-in Sustaining Cost per Silver Ounce Payable" for an explanation of these measures and reconciliation to the Company's reported financial results.

COMPANY PROFILE

Excellon is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine's cost and production profile, discovering further high-grade silver and carbonate replacement deposit ("CRD") mineralization on the 20,969 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property and capitalizing on the opportunity in current market conditions to acquire undervalued projects in the Americas.

Ore from Platosa is processed at the Company's mill in Miguel Auza (within the Evolución Property) in Zacatecas. The Company produces a lead-silver concentrate and a zinc-silver concentrate. The concentrates are shipped to the port of Manzanillo where they are purchased by Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies, and MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

COMMON SHARE DATA (as at March 20, 2019)

Common shares issued and outstanding	99,272,050
Stock options	1,299,999
DSUs	1,862,495
RSUs	2,270,404
Warrants ($0.50)	1,838,908
Fully diluted common shares	106,543,856

FOURTH QUARTER AND 2018 HIGHLIGHTS

(in 000's except amounts per share, cost per tonne, ounces and per ounce)		Q4 2018		Q4 2017		2018		2017
Revenues [(1)]	$	5,955	$	7,123	$	24,313	$	21,208
Gross profit (loss)	$	(262)	$	1,050	$	731	$	399
Net Income (Loss)	$	(4,150)	$	1,553	$	(7,700)	$	(5,691)
Income (loss) per share – basic	$	(0.04)	$	0.02	$	(0.08)	$	(0.07)
Silver ounces produced		274,324		223,349		917,714		718,460
Silver ounces payable		242,857		206,400		805,550		667,370
Silver equivalent ounces produced		509,043		475,007		1,929,092		1,470,650
Silver equivalent ounces payable [(2)]		408,235		435,924		1,642,519		1,345,500
Production cost per tonne [(3)]	$	244	$	267	$	242	$	266
Total cash cost per silver ounce payable	$	11.76	$	6.27	$	9.48	$	10.38
AISC per silver ounce payable	$	21.06	$	18.42	$	20.69	$	27.97
Average realized silver price per ounce sold [(4)]	$	14.74	$	16.32	$	15.37	$	16.73

(1) Revenues are net of treatment and refining charges. A reconciliation of revenues can be found in the section "Summary of Financial Quarterly Results" of this MD&A.
(2) Silver equivalent ("AgEq") ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates.
(3) Production cost per tonne includes mining and milling costs, excluding depletion and amortization.
(4) Average realized silver price is calculated on current period sale deliveries and does not include prior period provisional adjustments recorded in the period.

Additional Highlights

On October 29, 2018, the Company announced the acquisition of the 31,000 hectare "Evolucíon" mineral concession, immediately southeast and along trend with Hecla Mining Company's ("Hecla") San Sebastian Mine, consolidating an over 45,000 hectare (450 km^2) exploration package with existing Miguel Auza concessions (collectively, now called the "Evolución Property") and covering over 35 kilometres of strike on the Fresnillo silver trend, one of the world's premier silver districts. The additional concessions were acquired through the mineral concession application process in Mexico at negligible cost to the Company.

On October 17, 2018 the Company announced an option agreement with Wallbridge Mining Company Limited ("Wallbridge") on the Beschefer property, pursuant to which Wallbridge agreed to incur an aggregate of CAD$4.5 million in exploration expenditures on the property and issue a total of 7,000,000 common shares over three years to earn a 100% interest in the property. The first issuance of 500,000 common shares was made on the effective date of the option agreement, which were recorded in other income at fair value of $0.1 million.

During Q3 2018, the Company released an updated Mineral Resources Estimate ("MRE") on the Platosa Mine, details of which are set out in "Mineral Resources", below.

During Q1 2018, the Company entered a milling arrangement with Hecla to process ore from the San Sebastian Mine, as further described in "Outlook", below.

Throughout 2018, the Company continued its successful exploration programs at Platosa and Miguel Auza (Evolución), with drilling from surface and underground at Platosa and the first drilling since 2010 commencing at Evolución in Q2 2018, as further described in "Exploration", below.

MINE OPERATION

Production

Platosa Mine production statistics for the periods indicated were as follows:

		Q4 2018(1)	Q4 2017(1)	2018(1)	2017(1)
Tonnes of ore produced:		16,570	16,114	57,475	57,165
Tonnes of ore processed:		16,132	15,203	56,874	54,425
Tonnes of historical stockpile processed:		5,209	2,775	24,130	9,316
Total tonnes processed:		21,341	17,978	81,004	63,742
Ore grades:					
	Silver (g/t)	556	467	488	429
	Lead (%)	4.90	4.19	4.87	4.12
	Zinc (%)	6.07	6.49	6.90	5.92
Historical stockpile grades:					
	Silver (g/t)	152	191	163	181
	Lead (%)	1.49	1.72	1.55	1.55
	Zinc (%)	1.57	2.09	1.95	1.69
Blended head grade:					
	Silver (g/t)	458	424	391	393
	Lead (%)	4.07	3.81	3.88	3.75
	Zinc (%)	4.97	5.81	5.42	5.30
Recoveries:					
	Silver (%)	89.7	90.3	89.2	89.3
	Lead (%)	81.2	80.0	79.4	80.9
	Zinc (%)	79.4	82.2	80.8	81.4
Production:					
	Silver – (oz)	274,324	223,349	917,714	718,460
	Silver equivalent (oz) (2)	509,043	475,007	1,929,092	1,470,650
	Lead – (lb)	1,498,851	1,198,286	5,446,218	4,241,225
	Zinc – (lb)	1,824,406	1,897,894	7,894,186	6,059,922
Payable: (3)					
	Silver – (oz)	242,857	206,400	805,550	667,370
	Silver equivalent (oz) (2)	408,235	435,924	1,642,519	1,345,500
	Lead – (lb)	1,401,515	1,170,595	5,073,038	4,134,184
	Zinc – (lb)	1,021,891	1,669,739	6,075,147	5,219,258
Realized prices: (4)					
	Silver – ($US/oz)	14.74	16.32	15.37	16.73
	Lead – ($US/lb)	0.89	1.14	0.98	1.08
	Zinc – ($US/lb)	1.17	1.45	1.28	1.37

(1) Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.

(2) AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates.
(3) Payable metal reflects current metals delivered, net of payable deductions under the Company's offtake arrangements.
(4) Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

The previous eight quarters of production at Platosa are summarized below:


Figure 1 - Processed Ore
Tonnes historical stockpile
Tonnes ore
11,934
897
11,036
13,877
2,826
11,051
19,953
2,819
17,135
17,978
2,775
15,203
18,885
5,864
13,021
22,872
6,291
16,580
17,907
6,765
11,141
21,341
5,209
16,132
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018


Figure 2 - Metal Production
Lead
Zinc
Silver
Silver Equivalent
3,000,000
2,000,000
1,000,000
-
lb
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Ag oz
205,314
108,118
289,566
160,820
500,763
226,173
475,007
223,349
482,079
194,462
637,205
277,701
300,766
171,227
509,043
274,324
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Analysis of the components of mine operating results is as follows:

		Q4		Year	
		2018	2017	2018	2017
Tonnes Milled		21,341	17,978	81,004	63,742

Tonnage milled increased by 19% or 3,363 tonnes during Q4 2018 relative to Q4 2017, mainly due to the mill processing more tonnes of ore and historical stockpiles as mine production was similar in the periods. Relative to Q3 2018, production improved in Q4 2018 as multiple ore faces were accessed in the Rodilla, 623, Guadalupe South and Pierna mantos.

Tonnage milled increased by 27% or 17,262 tonnes during 2018 for a total of 81,004 tonnes processed for the year as excess mill capacity was used to process an additional 24,130 tonnes of historical stockpile (2017 – 9,316).

		Q4 2018	Q4 2017	Year 2018	Year 2017
Blended Head Grades (ore and historical stockpiles)	Ag (g/t)	458	424	391	393
	Pb (%)	4.07	3.81	3.88	3.75
	Zn (%)	4.97	5.81	5.42	5.30

Blended grades of silver and lead improved by 8% and 7% respectively during Q4 2018 compared to Q4 2017, while zinc grades were lower by 14% over the same period. The Company continued to process historical stockpiles and sump material, which lowers overall head grades.

Overall, blended grades for 2018 were comparable 2017.

		Q4 2018	Q4 2017	Year 2018	Year 2017
Recoveries	Ag (%)	89.7	90.3	89.2	89.3
	Pb (%)	81.2	80.0	79.4	80.9
	Zn (%)	79.4	82.2	80.8	81.4

Recoveries for both lead and zinc returned back to normal levels in Q4 as head grades improved from the previous quarter where lower head grades impacted the overall recoveries. Silver recoveries were generally in line with expectations, as fluctuations in recoveries are within the expected range.

Overall, recoveries for 2018 were comparable to 2017 for all three metals.

		Q4 2018	Q4 2017	Year 2018	Year 2017
Metal Produced	Ag (oz)	274,324	223,349	917,714	718,460
	AgEq (oz)	509,043	475,007	1,929,092	1,470,650
	Pb (lb)	1,498,851	1,198,286	5,446,218	4,241,225
	Zn (lb)	1,824,406	1,897,894	7,894,186	6,059,922

As discussed above, increased tonnage with higher grades in Q4 2018 increased metal production by 7% on a AgEq oz basis over Q4 2017. Overall, metal production in 2018 improved by 31% on the same basis, primarily due to 27% increase in tonnage processed during the year.

During 2018, Platosa completed the transition to pillarless mining, using cut and fill in steeply dipping areas and drift and fill in shallow dipping areas. Cemented rock fill is being used to construct pillars, which has the effect of increasing mining recovery. Additionally, the Company commenced extraction of historical pillars to recover ore that had previously been left behind. Dry mining conditions have allowed Platosa to realize the benefits of productivity gained through working multiple faces. The Company continued its focus on driving ramp development to access the next

production levels utilizing the 730 ramp in Pierna and Rodilla in the 924 elevation and the 725 ramp in 623 to access the 928 elevation.

Outlook

As noted above, the Company is continuing to improve ground support installation to increase production rates. In addition, ongoing dewatering efforts (see Mine Optimization, below), continue to be an integral part of the mining process at Platosa and essential to ensure dry and efficient mining conditions going forward. The Company expects to mine and develop deeper levels of the Pierna, Rodilla and 623 mantos during 2019.

From a cost perspective, the Company's operating costs are currently impacted by increased electricity prices in Mexico, with prices increasing from approximately $0.06/kWh in late 2017/early 2018 to as high as $0.13/kWh during Q4 2018, before decreasing to a current price of $0.09/kWh. Electricity price has a material impact on operating costs due to the significant pumping required for the Platosa operation, as demonstrated by the impact increased prices had on Q4 2018 operating costs, with electricity expense of $2.0 million or 61% higher relative to Q4 2017. The Company is currently reviewing offers for lower cost supply in the private market; however, such an arrangement may require up to 12 months to become effective. Additionally, the market for zinc concentrates has changed significantly since mid-2018, with treatment charges ("TCs") for zinc concentrate increasing materially due to increased production of complex concentrates globally and decreased zinc smelter capacity. While the zinc TCs have returned to historical norms from the exceptionally low range of recent years, the increase is expected to negatively impact revenue by $1-$2 million during 2019 relative to 2018 depending on production volumes and metal prices. Capital expenditures for 2019 are expected to total approximately $4.0 million, with approximately $2.7 million of such expenditures dedicated to Optimization Plan Phase 2, as defined below.

The Company entered a toll milling arrangement in Q1 2018 with Hecla to process ore from the San Sebastian Mine, 42 kilometres northwest of the Miguel Auza mill. The bulk sample was recently increased to 25,000 tonnes, which began arriving at site in late Q1 2019 with processing to commence in early Q2 2019. Assuming successful results from the bulk sample, the formal commercial milling arrangement will commence in due course. Preparations for the expansion of milling operations at Miguel Auza are well underway and the Company engaged consultants to review and propose upgrades to milling performance during Q3 2018. This review recommended optimizations to the mill flow sheet that are currently being commissioned. During the upgrade and commissioning, milling operations were periodically paused and, as a result, a large stockpile of ore will remain unmilled at the end of Q1 and will be milled in early Q2. This delay will affect metal production in Q1 2019. Recoveries during Q1 2019 are also expected to be marginally lower than recent periods reflecting the testing phase of the new flow sheet.

On the exploration front, the Company is currently drilling with one rig on surface near the Platosa Mine with an additional rig expected to arrive in late Q1 to commence drilling at the Jaboncillo target, 11 kilometres northwest of Platosa, where the Company completed an induced polarization ("IP") survey in December 2018. Planning for the next phase of drilling at Evolucíon is currently underway and expected to resume in the coming months. Current drill targets at Platosa include the extension of the NE-1S Manto, near-mine manto-style targets and PDN, a skarn-type target identified by a large geophysical anomaly, two kilometres north of Platosa and associated with the 2012 Rincon del Caido discovery.

During 2018, the Company completed an inaugural CR Report, available on the Company's website at www.excellonresources.com/corporate-responsibility. In 2019, the Company will continue to enhance its corporate responsibility standards and improve its performance in relation to the Towards Sustainable Mining protocols developed by the Mining Association of Canada. A review of the Company's tailing management facilities and system will also be conducted by an independent third-party consultant during Q1 2019.

Mine Optimization

The Platosa deposit comprises several high-grade massive sulphide mantos hosted in permeable limestone that have been mined by Excellon since 2005. In 2007, as mine workings extended below the local water table, the Company began an intensive program of reactive grouting and pumping to control and prevent water inflows. This program was effective in managing inflows, but was time-, labour- and cost-intensive, which historically limited production to less than 200 tpd. In April 2015, the Company released the results of a hydrogeological study prepared by Hydro-Ressources Inc. and Technosub Inc. (the "Optimization Plan"), which confirmed that dry mining conditions are achievable at Platosa and proposed to replace the grouting and pumping process with a more efficient and permanent dewatering system.

The Company commenced the second phase of the Optimization Plan ("Optimization Plan Phase 2") during H2 2017, which is the ordinary course maintenance and expansion of the dewatering system going forward for life of mine. Phase 2 consists of the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevation begin to lose pumping efficiency. Capital expenditures on Phase 2 are considered sustaining, primarily relating to well bay development, well drilling and the periodic addition/replacement of existing pump equipment. In 2018, the Company incurred capital expenditures of $2.2 million towards the Optimization Plan Phase 2, an amount recorded as an under asset under construction. During the year, $1.6 million was reclassified from assets under construction to their respective asset classes following commissioning.

Mineral Resources

The Company updated the Platosa MRE as at March 31, 2018 and filed an updated technical report prepared by SRK Consulting (Canada) Inc. ("SRK") under National Instrument 43-101 ("NI 43-101"), on SEDAR (www.sedar.com) on September 7, 2018.

Mineral Resource Statement, Platosa Mine Mexico, SRK Consulting (Canada) Inc.

		Grade				Contained Metal			
Category	Tonnes ('000)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag ('000s oz)	Pb ('000s lbs)	Zn ('000s lbs)	AgEq ('000 oz)
Indicated	485	549	5.6	5.9	1,055	8,562	59,752	62,953	16,456
Inferred	13	516	4.7	6.5	1,014	216	1,344	1,859	426

(1) Mineral Resources are estimated pursuant to NI 43-101 with an effective date of March 31, 2018.
(2) Mineral Resources are estimated at a cut-off grade of 375 g/t AgEq and silver, lead and zinc prices of $17.00, $1.10 and $1.30, and assuming metal recoveries of 89% for silver and 81% for lead and zinc, respectively.
(3) This Mineral Resource Estimate was prepared under the supervision of Sébastien Bernier, Principal Resource Geologist at SRK Consulting (Canada). Mr. Bernier is a Qualified Person as defined in NI 43-101.
(4) All figures have been rounded to reflect the relative accuracy of the estimates.
(5) Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. The Mineral Resources reported herein have been estimated using a geostatistical block modelling approach informed from silver, lead and zinc assay data collected in core borehole samples. The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. The construction and methodology for the creation of the resource wireframes was overseen by Blair Hrabi of SRK, P.Geo. (APGO #1723) and geostatistical analysis, variography, mineral resource evaluation and classification were undertaken by Sébastien Bernier of SRK, P.Geo. (APGO #1847). All technical work was reviewed by Ben Pullinger, SVP Geology of Excellon (APGO #2420).

The MRE was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) *'Mineral Resources and Mineral Reserves Best Practices'* guidelines (November 2003) and classified per the CIM *'Definition Standards for Mineral Resources and Mineral Reserves'* (May 2014).

Corporate Responsibility

In Q4, the Company continued with the measured implementation of its Corporate Responsibility ("CR") standards. Standards on biodiversity conservation and energy conservation, greenhouse gases and climate change that align with the Mining Association of Canada Towards Sustainable Mining reputational initiative were completed; Platosa and Miguel Auza are planning for their implementation. A security standard was completed and implementation began during the quarter.

The workplace interactions element of the Visible Felt Leadership ("VFL") process was introduced in the third quarter of 2017. In 2018, the pace of such interactions continued to increase, with a total of 9,743 recorded interactions reported, including 5,767 at Platosa and 3,976 at Miguel Auza. These conversations are designed to change culture in the workplace, ensure that hazards are being identified and controlled and reinforce the requirements of our CR Standards. The Company continues to believe that progress in implementing VFL, along with other actions taken, such as increased uptake of Job Hazard Analysis ("JHA"), are directly correlated with the operation's improved lagging safety performance.

The stakeholder mapping and dialogue processes continue to evolve at both Platosa and Miguel Auza and have been particularly helpful in supporting on-going exploration programs. The Company's community relations professionals work closely with the exploration leaders. During the quarter, the Company did not record any community-related grievances.

Concentrate Theft

In advance of the change in federal government in Mexico in December 2018, the Company recognized a deterioration in security around Miguel Auza, the location of the Company's processing facility, including threats to certain of the Company's employees. A preliminary investigation of these threats uncovered a scheme involving the theft of concentrate by criminal elements while in transit from Miguel Auza to Manzanillo from 2016 to October 2018. The amount and value of concentrate stolen remains uncertain; however, it is currently estimated that scheme impacted the Company's revenues by approximately 10% per year during the affected period. Investigations indicate that three employees were involved in facilitating and concealing the theft; these employees have been terminated. The Company retained experienced consultants to assist with investigations and developed and is implementing a plan to enhance the security footprint at Platosa and Miguel Auza and strengthen internal procedures. Additionally, the Company is working with Mexican authorities to improve security regionally around Miguel Auza. The underlying security situation in the area appears to have calmed. Nevertheless, the Company remains vigilant to protect the safety of its employees and contractors and to ensure its business is not further impacted.

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The Company's operations continue to report on the key trailing CR performance indicators and elements of the VFL process. Following significant improvements during the first three quarters of 2018, trailing safety injury performance declined in Q4 2018. Five lost-time injuries were incurred across the Company in Q4 2018. Four of the five injuries were classified as high-energy incidents, all of which involved high consequence hazards.

Despite the disappointing Q4 2018 injury performance, the full year trailing safety performance improved compared to full-year 2017 results. Total recordable injury frequency (TRIF), lost-time injury frequency (LTIF) and injury severity improved by 3%, 21% and 80%, respectively. Reported first-aid injury cases increased 31% in 2018 compared to the 2017 results. The Company considers this further positive evidence of the changing reporting culture. Moreover, the number of high-energy injuries declined from 12 in 2017 to nine in 2018. Since initiating implementation of the CR

Management System in early 2017, TRIF and LTIF have improved by 71% and 49% respectively.

There were no significant environmental incidents reported in 2018.

Work continued during Q4 2018 to engage with stakeholders in the Platosa and Miguel Auza regions. The Company reached an agreement with a local ejido that facilitates exploration activities on the northern portion of the Platosa concessions.

Tailings Management at Miguel Auza

There are two tailings management facilities (TMF) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and was decommissioned in October 2017 after having reached its final crest height of 6.52 m and design capacity of approximately 313,000 m^3 (~520,000 tonnes) of tailings. Covering of the decommissioned TMF #1 with soil was completed in Q4 2018.

The Company has engaged third-party geotechnical engineers from an international consulting firm to evaluate the stability and management practices of the two TMFs during Q2 2019.

Closure Plans, Cost Estimates and Financial Assurance

Operations at the Platosa Mine and Miguel Auza Mill are both required to prepare closure plans and cost estimates that describe the actions and performance requirements when these facilities are decommissioned. The plans and cost estimates are prepared by third-party consultants and consider the removal and stabilization of facilities, revegetation and post-closure monitoring to ensure that performance requirements are met. The most recent closure plans and cost estimates were prepared in 2017 based on the life-of-mine at the time with estimated undiscounted cash costs of $1.0 million for Platosa and $1.0 million for Miguel Auza. These costs are incorporated into an Asset Retirement Obligation, which appears on the Company's balance sheet.

As part of the approval for TMF #2, SEMARNAT established requirements for the provision of financial assurance (FA). Following an initial FA amount of approximately $60,000, annual FA payments escalate from approximately $13,000 in Year 2 to $184,000 in Year 30. The total FA required over the thirty year term of the permit is approximately $1.96 million to provide a guarantee against the operating and closure requirements of TMF #2. A bond for $60,000 for FA, representing the initial FA amount, has been posted with regulators. Miguel Auza is in compliance with its FA requirements.

Approvals for Platosa pre-date the requirement for FA in Mexico and therefore there is no FA required at Platosa.

There were no material changes on closure aspects at either Platosa or Miguel Auza during the quarter.

COMMODITY PRICES AND MARKET CONDITIONS

Lower silver, lead and zinc prices in Q4 also impacted the Company's revenues and operating profits. Lead and zinc accounted for approximately 41% of net revenues from metals sold in Q4 2018 compared to 53% in Q4 2017, with zinc accounting for 21% and lead 20%, relative to 34% and 19% in Q4 2017, a result of lower base metal prices in the quarter.

Silver suffered its worst quarter of the year during Q4 2018 but rebounded during early Q1 2019. The market is expected to be tight in 2019, with increases in Indian demand, strong auto demand and increasing usage in various electronic and medical areas, including further growth in photovoltaics. Silver supply from primary and by-product production is expected to contract by 2% in 2019, with a modest pick-up from scrap production.

Lead prices struggled in Q4 2018, averaging $0.89/lb, but have seen improvements in recent months and the market remains in deficit with warehouse supply decreasing. Recent automotive sales globally have been weak, however, which is expected to constrain demand over the course of 2019 and potentially lead to a surplus by early 2020.

Zinc prices improved to $1.19 as warehouse supplies continued to decline, exacerbated in recent months by shipment delays out of Australia and decreased production from China. The market remains in deficit, but expected increases in smelter output and surplus supply in China may temper price increases in Q2 2019.

Average Commodity Prices	Q4 2018	Q4 2017	Change	2018	2017	Change
Silver ($/oz) (1)	14.55	16.70	-13%	15.71	17.05	-8%
Lead ($/lb) (2)	0.89	1.13	-21%	1.02	1.05	-3%
Zinc ($/lbs) (2)	1.19	1.47	-19%	1.33	1.31	1%

Historical Average Prices		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Silver ($/oz)(1)	2018	17.17	16.66	16.47	16.61	16.47	16.52	15.71	15.01	14.26	14.58	14.37	14.70
	2017	16.81	17.87	17.59	18.06	16.76	16.95	16.14	16.91	17.45	16.93	17.01	16.16
	2016	14.02	15.07	15.42	16.26	16.89	17.18	19.93	19.64	19.28	17.74	17.42	16.38
Lead ($/lb)(2)	2018	1.17	1.17	1.09	1.07	1.07	1.11	1.00	0.94	0.92	0.90	0.88	0.89
	2017	1.01	1.05	1.03	1.01	0.97	0.97	1.03	1.07	1.08	1.14	1.12	1.14
	2016	0.75	0.80	0.82	0.78	0.78	0.78	0.83	0.85	0.88	0.93	0.99	1.01
Zinc ($/lb)(2)	2018	1.56	1.61	1.49	1.45	1.39	1.40	1.21	1.14	1.10	1.21	1.18	1.19
	2017	1.23	1.29	1.26	1.19	1.17	1.17	1.26	1.35	1.42	1.49	1.47	1.45
	2016	0.69	0.78	0.82	0.84	0.85	0.92	0.99	1.04	1.04	1.05	1.17	1.21

(1) Source: Kitco
(2) Source: LME

Refer to "Financial Instruments", below, for a discussion of the Company's exposure to foreign currencies.

SUMMARY OF ANNUAL FINANCIAL RESULTS

Annual financial statement highlights for the previous three years are as follows:

(in $000's)	2018 $	2017 $	2016 $
Revenues	24,313	21,208	16,994
Production costs	(19,566)	(16,978)	(13,906)
Depletion and amortization	(4,016)	(3,831)	(2,435)
Cost of sales	(23,582)	(20,809)	(16,341)
Gross profit	731	399	653
Expenses:			
Corporate administration	(4,521)	(4,228)	(3,477)
Exploration	(3,897)	(1,909)	(1,345)
Other income (expense)	4	1,840	(971)
Reversal of Impairment on asset sold (1)	-	-	156
Write-down of inventories (2)	-	(568)	-
Net Finance income (cost) (3)	1,899	(2,262)	(11,288)
Income tax (expense) recovery	(1,916)	1,037	2,201
Net income (loss) for the year	(7,700)	(5,691)	(14,071)
Earnings (loss) per share – basic	(0.08)	(0.07)	(0.21)
– diluted	(0.08)	(0.07)	(0.20)
Cash flow from (used in) operations before changes in working capital	(2,908)	(699)	(3,291)
Total assets	50,155	57,308	44,799
Total liabilities	9,978	11,637	22,224
Total equity	40,177	45,671	22,575
Non-current liabilities	2,479	4,035	16,154

(1) Reflects reversal of impairment of $0.16 million on DeSantis exploration property sold in Q2 2016.

(2) Write-down of production spares to its net realizable value by $0.57 million for slow moving and obsolescent inventory items identified at the end of the year.

(3) Includes fair value adjustment gain (loss) to net income (loss) for embedded derivative liability and warrants related to convertible debentures (the "Debentures") issued in November 2015 and converted in December 2017 as follows:

2018	2017	2016
$1.6 million	($1.5 million)	($10.8 million)

SUMMARY OF FINANCIAL QUARTERLY RESULTS

Financial statement highlights for the quarter ended December 31, 2018 and 2017 and last eight quarters are as follows:

(in $000's)	Q4 2018[(1)] $	Q3 2018[(1)] $	Q2 2018[(1)] $	Q1 2018[(1)] $	Q4 2017[(1)] $	Q3 2017[(1)] $	Q2 2017[(1)] $	Q1 2017[(1)] $
Revenues	5,955	2,570	9,877	5,911	7,123	7,102	3,570	3,413
Production costs	(5,213)	(5,221)	(5,173)	(3,959)	(4,796)	(4,160)	(3,997)	(4,025)
Depletion and amortization	(1,004)	(876)	(854)	(1,282)	(1,277)	(1,426)	(582)	(546)
Cost of sales	(6,217)	(6,097)	(6,027)	(5,241)	(6,073)	(5,586)	(4,579)	(4,571)
Gross profit (loss)	(262)	(3,527)	3,850	670	1,050	1,516	(1,009)	(1,158)
Expenses:								
Corporate administration	(595)	(1,021)	(1,482)	(1,423)	(1,159)	(892)	(842)	(1,335)
Exploration	(1,115)	(1,021)	(1,053)	(708)	(345)	(382)	(618)	(564)
Other income (expense)	51	368	(497)	82	(415)	(88)	630	1,713
Write-down of inventories [(2)]	-	-	-	-	(568)	-	-	-
Net Finance income (cost)	203	1,081	(409)	1,024	820	(5,974)	1,629	1,263
Income tax (expense) recovery	(2,432)	538	845	(867)	2,170	(87)	(292)	(754)
Net income (loss) for the period	(4,150)	(3,582)	1,254	(1,222)	1,553	(5,907)	(502)	(835)
Earnings (loss) per share – basic	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)	(0.02)	(0.01)
– diluted	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)	(0.02)	(0.01)
Cash flow from (used in) operations before changes in working capital	(1,507)	(4,125)	2,253	471	571	1,464	(1,297)	(1,437)

(1) Includes fair value adjustment gain (loss) to net income (loss) for embedded derivative liability and warrants related to convertible debentures (the "Debentures") issued in November 2015 and converted in December 2017 as follows:

Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
$0.3 million	$0.6 million	$0.1 million	$0.5 million	$1.3 million	($5.6 million)	$1.7 million	$1.1 million

(2) Write-down of production spares to its net realizable value by $0.57 million for slow moving and obsolescent inventory items identified at the end of the year.

Quarterly revenue fluctuations are a function of metal prices, ore tonnage mined/milled, and ore grades. The Company currently expenses exploration costs not associated with mine resource expansion, which may create volatility in earnings from period to period.

	Q4 ($000's, except where noted)		Year ($000's, except where noted)	
	2018	2017	2018	2017
Revenue	5,955	7,123	24,313	21,208
Net Income (Loss)	(4,150)	1,553	(7,700)	(5,691)

Q4:

Net revenues decreased by 16% during Q4 2018, due to a 10% decrease in silver price and 6% lower AgEq ounces payable of 408,235 oz in the quarter.

For further discussion, see "Provisionally Priced Sales", below.

In comparing net loss of $1.7 million in Q4 2018 to net income of $1.6 million in Q4 2017, major offsetting line item differences between the periods were:

(i) 16% decrease ($1.2 million) in revenues as discussed above;

(ii) 61% increase ($2 million) in electricity cost due to unit prices increasing from $0.06/kWh in Q4 2017 to $0.13/kWh in Q4 2018;

(iii) 223% increase ($0.8 million) in exploration as surface drilling continued at Platosa and Evolucíon in Q4 2018;

(iv) $0.5 million decrease in other income due to changes in foreign exchange rates resulting in minimal unrealized and realized foreign exchange loss in Q4 2018 compared to Q4 2017;

(v) $0.9 million fair value adjustment difference in finance cost resulting from a fair value gain of $0.3 million on $0.50 warrants related to the Debentures in Q4 2018 compared to a $1.3 million fair value adjustment gain on warrants and embedded derivatives in Q4 2017; and

(vi) $4.5 million difference in deferred income tax primarily due to final year end net adjustments as a $2.1 million reversal in deferred tax assets was recorded in Q4 2018 for expired loss carryforwards compared to a deferred tax asset recognition of $2.4 million in Q4 2017.

Year 2018:

Net revenues of $24.3 million increased by 15% or $3.1 million during 2018, primarily due to a 22% increase in AgEq oz ounces payable to 1,642,519 oz compared to 1,345,500 oz and improved treatment and refining charges ("TC/RC") under the Company's revised offtake sales agreement from Q2 2018, with slightly offsetting lower metals prices.

In comparing net loss of $7.7 million in 2018 to net loss of $5.7 million in 2017, major offsetting line item differences between the periods were:

(i) 15% increase ($3.1 million) in revenues over 2017 as discussed above;

(ii) 13% increase ($2.8 million) in cost of sales over 2017 as production cost increased by $2.6 million due to increased pumping and higher electricity prices;

(iii) 104% increase ($2.0 million) in exploration, with increased drilling at Platosa and commencement of drilling at Evolución in Q2 2018;

(iv) 100% decrease ($1.8 million) in other income, primarily due to a realized gain of $1.8 million in Q2 2017 on the sale of marketable securities;

(v) $3.1 million fair value adjustment difference in finance cost resulting from a fair value adjustment gain of $1.6 million on warrants related to the Debentures for 2018 compared to $1.5 million loss on warrants and embedded derivatives in 2017; and

(vi) $2.8 million difference in deferred income tax as a $1.4 million reversal in deferred tax assets was

	Q4 ($000's, except where noted)		Year ($000's, except where noted)	
	2018	2017	2018	2017

recorded in 2018 for expired loss carryforwards compared to a deferred tax asset recognition of $1.5 million in 2017.

Cost of Sales	(6,217)	(6,073)	(23,582	(20,809)

Q4 2018: Cost of sales, including depletion and amortization was comparable to Q4 2017 as a $0.4 million increase in production cost was partially offset by a $0.3 million reduction in depletion and amortization due to a revised lower unit of production amortization rate resulting from the updated MRE. Electricity price had a material impact on cost of sales, with electricity expense of $2.0 million during Q4 2018 or 61% higher relative to Q4 2017.

2018: Cost of sales including depletion and amortization, increased by 13% compared to 2017 primarily due to increased production cost resulting from higher electricity cost, as described above.

General and Administrative Expense	(595)	(1,159)	(4,521)	(4,228)

Q4 2018: General and administrative expenses decreased by 50% during Q4 2018 compared to Q4 2017, as a $0.3 million stock-based compensation recovery was recognized in the quarter compared to a $0.3 million stock-based compensation expense in Q4 2017. The net recovery was a reversal of previously recognized stock-based compensation expenses for certain performance-based RSUs that ultimately did not vest before expiry. Cash general and administrative expenses for Q4 2018 were slightly higher due to increased corporate development, legal and regulatory fees.

2018: General and administrative expenses increased by 7% during 2018 compared to 2017 as cash general and administrative expenses increased to $3.1 million from $2.9 million due to increased corporate development, legal and regulatory expenses.

Exploration	(1,115)	(345)	(3,897)	(1,909)

Q4 2018: Exploration cost of $1.1 million increased in the quarter due to increased surface drilling of 1,838 metres at Platosa (Q4 2017 – 225 metres) and 3,696 metres at Miguel Auza, both of which were expensed in each period. In 2018, the Company commenced capitalizing sustaining exploration expenses, generally categorized as underground drilling and associated work. Underground drilling was nil metres in Q4 (Q4 2017 –2,261 metres) as planning for the next underground drilling stations is underway. In total, the Company drilled 5,527 metres in the quarter (Q4 2017 – 2,486 metres).

2018: Exploration cost increased to $3.9 million during 2018. During 2018, surface drilling totaled 11,034 metres at Platosa and 6,396 metres at Miguel Auza (2017 – 2,475 metres of surface drilling at Platosa), both of which were expensed in each period. Underground drilling during 2018 totalled 6,396 metres (2017 – 6,843 metres). In total, the Company drilled 25,271 metres in 2018 (2017 – 9,318 metres).

Other income (expenses)	51	(415)	4	1,840

Other income includes unrealized and realized foreign exchange gains and losses, realized and unrealized gains and losses on marketable securities, provisional adjustments, and other non-routine income, if any.

Q4 2018: Other income of $51,000 during Q4 2018 included (i) $104,000 gain on the Beschefer option (ii) $45,000 unrealized loss on marketable securities, and (iii) $8,000 of foreign exchange losses. During Q4 2017, the Company incurred $415,000 in foreign exchange loss.

2018: Other income of $4,000 in 2018 included (i) $104,000 gain on the Beschefer option, (ii) $148,000 of foreign exchange gains, (iii)$203,000 cost on provisions and (iv) $45,000 unrealized loss on marketable securities. In 2017, other income of $1.8 million included (i) $1.75 million realized gain on the sale of marketable securities in Q2 2017

	Q4 ($000's, except where noted)		Year ($000's, except where noted)	
	2018	2017	2018	2017
and (ii) $89,000 in foreign exchange gains.				
Finance Income (cost)	203	820	1,899	(2,262)

Net finance income (cost) consists primarily of fair value adjustments on warrants and embedded derivatives related to Debentures, accretion and interest expense related to the Debentures and accretion of the rehabilitation provision for the mine and mill. The fair value adjustment derives primarily from the performance of the Company's stock during the applicable period. As the Debentures were settled, no further fair value adjustments of embedded derivatives will be required in their respect but will be required in respect of the associated warrants.

2018: During Q4 2018, a decrease in the stock price from CAD$0.96 to CAD$0.69 resulted in a $0.3 million fair value adjustment gain on warrants related to the Debentures while during Q4 2017, a decrease from CAD$2.03 to CAD$1.84 resulted in a $1.3 million fair value adjustment gain from warrants and embedded derivatives, both of which were outstanding on the Debentures at the time. Finance income in Q4 2018 also included a $0.1 million unrealized loss on forward foreign exchange contracts that were marked to market at the end of quarter (Q4 2017 – $0.3 million loss).

2018: During 2018, a decrease in the stock price from CAD$1.84 to CAD$0.69 resulted in a $1.6 million fair value adjustment gain on warrants relating to the Debentures while during 2017, an increase in the stock price from CAD$1.64 to CAD$1.84 resulted in a $1.5 million fair value adjustment loss from warrants and embedded derivatives. Finance income for 2018 also included $0.5 million in unrealized gain on forward foreign exchange contracts offset by interest and accretion expense (2017 – $0.2 million unrealized loss plus interest and accretion expense).

	Q4 ($000's, except where noted)		Year ($000's, except where noted)	
	2018	2017	2018	2017
Production Cost per Tonne (see "Non-IFRS Measures" for reconciliation table)	$244/t	$267/t	$242/t	$266/t

Q4 2018: Production cost per tonne of $244/t in Q4 2018 improved from Q4 2017 due to a 19% increase in tonnes milled of 21,341 tonnes despite a 9% increase in production cost of $5.7 million in Q4 2018.

2018: Overall production cost of $242/t decreased by 9% compared to 2017 as the 15% increase in production cost was offset by a 27% increase in tonnes milled.

The previous eight quarters of production cost per tonne mined and milled are summarized below. This chart excludes the positive impact the historical stockpiles have on current periods' mining cost per tonne since these tonnes were mined and costs were absorbed in previous periods. Milling cost per tonne, however, does includes the positive impact of milling these tonnes in the current periods processed. As a result, the overall production cost per tonne reflected in the chart does not reflect the diluted mining cost per tonne that the Company actually realizes from processing the historical stockpiles and will vary from the calculated Production Cost per Tonne above.

Figure 3 - Production Cash Cost per tonne Mined and Milled ($/t)


Mine
Mill
331
92
239
345
45
300
226
39
187
282
61
221
263
28
236
293
47
246
434
61
373
263
29
235
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

	Q4 ($000's, except where noted)		Year ($000's, except where noted)	
	2018	2017	2018	2017
Total Cash Cost Per Silver Ounce Payable (see "Non-IFRS Measures" for reconciliation table)	$11.76/oz	$6.27/oz	$9.48/oz	$10.38/oz

Q4 2018: Total cash costs per silver ounce payable of $11.76 in Q4 2018 was a result of higher production cost and lower byproduct credits due to lower lead and zinc prices in the quarter.

2018: The 2018 total cash cost per silver ounce payable improved to $9.48 compared to $10.38 in 2017 primarily due to 21% higher silver ounces payable despite 10% higher cash costs relative to 2017.

	Q4 2018	Q4 2017	Year 2018	Year 2017
AISC Per Silver Ounce Payable (see "Non-IFRS Measures" for reconciliation table)	$21.06/oz	$18.42/oz	$20.69/oz	$27.97/oz

Q4 2018: AISC in Q4 2018 was impacted by higher cash cost as described above. AISC excluding non-cash items was $21.93, a higher amount due to stock option expense reversal recognized in the quarter.

2018: Overall, AISC for 2018 improved by 26% to $20.69 compared to 2017, primarily due to 11% lower sustaining costs and a 23% increase in payable silver ounces. AISC excluding non-cash items was $18.82 during 2018.

AISC per silver ounce payable over the preceding eight quarters are summarized below:

Figure 4 - AISC per Silver Ounce Payable ($/oz)


$61.96
$37.87
$11.62
$18.42
$15.89
$9.75
$44.02
$21.06

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
AISC	$61.96	$37.87	$11.62	$18.42	$15.89	$9.75	$44.02	$21.06
Ag oz payable	116,128	139,428	205,414	206,400	166,076	249,309	147,308	242,857

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs either one or two months after shipment under the terms of the current concentrate purchase agreements.

In Q4 2018, the Company recognized positive adjustment to revenues of $137,000 primarily relating to the reversal of the mark-to-market taken at the end of September 30, 2018, as receivables were ultimately settled at higher values in the quarter (Q4 2017 – positive adjustment of $462,000).

During 2018, the Company recognized positive adjustment to revenues of $3,000 primarily related to the reversal of the mark-to-market taken at the end of 2017 as receivables were ultimately settled at higher values in 2018 (2017 – negative adjustment of $17,000).

As at December 31, 2018, provisionally priced sales totaled $3.6 million, which are expected to settle at final prices during the first quarter of 2019. A 10% increase or decrease in the prices of silver, lead and zinc will result in a corresponding increase or decrease in revenues of $0.4 million during the first quarter of 2019.

Revenues recognized in the comparable periods are reconciled below (in thousands of US dollars):

	Q4 2018			
	Silver $	Lead $	Zinc $	Total $
Current period sales (1)	3,543	1,254	1,223	6,020
Prior period provisional adjustments (2)	78	6	53	137
Sales before TC/RC	3,621	1,260	1,276	6,157
Less: TC/RC				(203)
Total Sales				5,954

	2018			
	Silver $	Lead $	Zinc $	Total $
Current period sales (1)	12,466	5,032	7,976	25,474
Prior period provisional adjustments (2)	11	(32)	24	3
Sales before TC/RC	12,477	5,000	8,000	25,477
Less: TC/RC				(1,164)
Total Sales				24,313

	Q4 2017			
	Silver $	Lead $	Zinc $	Total $
Current period sales (1)	3,474	1,389	2,457	7,320
Prior period provisional adjustments (2)	168	76	218	462
Sales before TC/RC	3,642	1,465	2,675	7,782
Less: TC/RC				(659)
Total Sales				7,123

	2017			
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	11,205	4,490	7,190	22,885
Prior period provisional adjustments (2)	44	(5)	(56)	(17)
Sales before TC/RC	11,249	4,485	7,134	22,868
Less: TC/RC				(1,660)
Total Sales				**21,208**

(1) Includes provisional price adjustments on current period sales.
(2) Prior period sales that settled at amounts different from prior period's estimate.

Non-IFRS Measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company's operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company's operations.

Production Cost Per Tonne

The Company's ability to control production costs per tonne is a key performance indicator in managing and evaluating operating performance. This measure provides investors and analysts with useful information about the underlying cost of operations and how management controls those costs.

A reconciliation between production cost per tonne (including mining and milling costs, excluding depreciation) and the Company's cost of sales as reported in the Company's financial statements is provided below.

	Q4 2018	Q4 2017	2018	2017
	$ 000's	$ 000's	$ 000's	$ 000's
Cost of Sales	6,217	6,073	23,582	20,809
Depletion and amortization	(1,004)	(1,277)	(4,016)	(3,831)
Production Costs (includes mining and milling)	5,213	4,796	19,566	16,978
Tonnes milled	21,341	17,978	81,004	63,742
Production cost per tonne milled ($/tonne)	**244**	**267**	**242**	**266**

Total Cash Cost Per Silver Ounce Payable

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory have not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and development access different areas of the mine with different ore grades and characteristics.

Reconciliation of total cash cost per silver ounce payable, net of by-product credits:

	Q4 2018	Q4 2017	2018	2017
	$ 000's	$ 000's	$ 000's	$ 000's
Cost of sales	6,217	6,073	23,582	20,809
Adjustments - increase/(decrease):				
Depletion and amortization	(1,004)	(1,277)	(4,016)	(3,831)
Third party smelting and refining charges [1]	202	659	1,164	1,660
Royalties [2]	(22)	(22)	(90)	(90)
By-product credits [3]	(2,537)	(4,139)	(13,001)	(11,619)
Total cash cost net of by-product credits	**2,856**	**1,294**	**7,639**	**6,929**
Silver ounces payable	242,857	206,400	805,550	667,370
Total cash cost per silver ounce payable ($/oz)	**11.76**	**6.27**	**9.48**	**10.38**

(1) Treatment and refining charges recorded in net revenues.
(2) Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3) By-product credits comprise revenues from sales of lead and zinc.

AISC Per Silver Ounce Payable

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, ability to generate free cash flow from current operations and overall value. The AISC measure is a non-GAAP measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings.

The table below presents details of the AISC per silver ounce payable calculation.

	Q4 2018	Q4 2017	2018	2017
	$ 000's	$ 000's	$ 000's	$ 000's
Total cash costs net of by-product credits	2,856	1,294	7,639	6,929
General and administrative costs (cash)	874	791	3,139	2,854
Share based payments (non-cash)	(309)	313	1,255	1,179
Accretion and amortization of reclamation costs (non-cash)	98	42	251	157
Sustaining exploration (manto resource exploration/drilling)	58	48	307	1,089
Sustaining capital expenditures (1)	1,538	1,314	4,079	2,929
One-time capital expenditures – Optimization Plan	-	-	-	3,527
Total sustaining costs	2,259	2,508	9,031	11,735
All-in sustaining costs	5,115	3,802	16,670	18,664
Silver ounces payable	242,857	206,400	805,550	667,370
AISC per silver ounce payable ($/oz)	**21.06**	**18.42**	**20.69**	**27.97**
AISC excluding non-cash items, per silver ounce payable ($/oz)	21.93	16.70	18.82	25.96
Realized silver price per ounce sold (2)	14.74	16.32	15.37	16.73

(1) Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(2) Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

LIQUIDITY AND CAPITAL RESOURCES

In today's commodity price environment, being able to produce at reduced cost and generate positive cash flows is essential to improving the Company's working capital. The primary source of funds available to the Company is cash flow generated by the Platosa Mine. A continuous review of the Company's capital expenditure programs ensures the Company's capital resources are utilized in a responsible and sustainable manner to conserve cash during ongoing periods of low silver prices.

	December 31, 2018	December 31, 2017
	($000's)	
Cash and Cash Equivalents	6,417	12,265

The Company's cash position decreased by $5.8 million during 2018 as:

(i) $2.9 million was used in operations before changes in working capital, with a $0.3 million change in working capital, for a net $3.2 million used in operating activities;

(ii) $3.2 million was invested in capital expenditures, split between the Optimization Plan Phase 2, mine development and mining equipment; and

(iii) $1.3 million was generated from financing activities, with $1.7 million (CAD$2.17 million) in proceeds from the exercise of $0.65 Warrants and $0.5 million in lease obligation payments for leased mining equipment.

Cash, marketable securities, current accounts receivable and inventory (ore and concentrate) decreased to $9.3 million during 2018 from $14.8 million at the end of 2017.

	December 31, 2018	December 31, 2017
	($000's)	
Trade Receivables	1,926	2,375

Trade receivables of $1.9 million were lower than 2017 due to lower concentrate sales at the end of December 2018. The Company had $0.9 million of concentrate inventory at the end of 2018 compared to $42,000 of 2017.

	December 31, 2018	December 31, 2017
Trade Payables	5,243	5,447

Trade payables decreased from 2017 due to timing of payments made at the end of Q4 2018. In addition, trade payables were offset by $0.3 million at the end of the year to reflect the unrealized gain on the fair value of currency hedges the Company has in place to manage its foreign exchange exposure on trade payables.

	December 31, 2018	December 31, 2017
Working Capital	7,917	13,828

Working capital decreased by $5.9 million in 2018 as cash flow used in operations totaled $3.2 million due to lower metal prices and higher production costs in the second half of the year.

	Q4		Year	
	2018	2017	2018	2017
Cash from (used in) operations before changes in working capital ($000's)	(1,507)	571	(2,908)	(699)

During Q4 2018, the operation used $1.5 million before changes in working capital, primarily due to lower metal prices and higher production costs in the quarter resulting in decreased revenues and increased cash cost over the same period.

	Q4 2018	Q4 2017	Year 2018	Year 2017
Investing Activities ($000's)	(877)	(1,566)	(3,243)	(3,563)

Capital expenditures of $0.9 million were incurred during Q4 2018, primarily related to the continuation of the Optimization Plan Phase 2, mine development and associated mining equipment for a total of $3.2 million for 2018.

For 2017, capital expenditures of $6.8 million were partially offset by cash proceeds of $3.3 million (CAD$4.4 million) from the sale of marketable securities in early Q2 2017. Of the $6.8 million invested in capital expenditures, $3.5 million was related to the Optimization Plan, with remaining amounts invested in mine development and construction of the first phase of TMF #2 at Miguel Auza.

	Q4 2018	Q4 2017	Year 2018	Year 2017
Financing Activities ($000's)	(98)	10,691	1,299	10,804

Financing activities were limited in Q4 2018 to lease obligations payments for leased mining equipment that were leased in Q2 2018.

In 2018, the Company made $0.5 million in lease obligation payments and received proceeds of $1.7 million (CAD$2.17 million) from the exercise of $0.65 Warrants in Q2 2018.

In 2017, the Company completed a public equity financing providing net proceeds of $10.6 million.

In recent quarters, the Company's operations were not cash flow positive and the Company has drawn down on working capital. Although the Company's production has increased in 2018 versus 2017, the Company's ability to generate positive cash flows is impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc, and associated TC/RCs, as discussed above in "Commodity Prices and Market Conditions". The Company is also exposed to currency exchange risk and accordingly manages this exposure

with currency hedges as described below in "Financial Instruments". Additionally, the Company is affected by increases in electricity prices due to dewatering requirements at the Platosa Mine, which have recently increased materially, as further described in "Outlook", above. As further described in "Outlook", the Company expects to have a large stockpile of unmilled ore at the end of Q1 2019 due to the upgrade and commissioning of the Miguel Auza mill during the period. While this stockpile is expected to be milled early in Q2, working capital is expected to continue to be drawn down during Q1 to fund operations.

During 2018, the Company received proceeds of CAD$2.17 million from the exercise 3,333,333 CAD$0.65 Warrants.

The Company has in-the-money warrants with a current exercise value of CAD$0.9 million as reflected in the table below (at a closing price of $1.03 per Common Share on March 20, 2019).

	Warrants Outstanding	In-the-money (CAD)	In-the-money (USD)	Expiry
Warrants ($0.50)	1,838,908	$919,454	$691,735	November 27, 2019

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company's financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company addresses its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso ("MXN") and the Canadian dollar ("CAD") are the functional currencies of the Company, with currency exposures arising from transactions and balance in currencies other than the functional currencies.

A significant portion of the Company's capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars ("USD"). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company's exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2018, forward contracts for the purchase of MXN244 million in exchange for $11.9 million at an average rate of 20.54 MXN/USD, at various maturity dates until December 2019, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $313,000 at December 31, 2018. Accordingly, for the year 2018, the Company recorded an unrealized gain of $487,000 (2017 – $174,000 unrealized loss) in finance cost (income).

For the year ended December 31, 2018, the Company realized beneficial exchange rates of $39,000 from contracts maturing during 2018 relative to spot rates (2017 – $597,000).

Commitments

The following table summarizes the Company's significant commitments as at December 31, 2018 (in thousands of US dollars):

	2019 $	2020 $	2021 $	2022 $	2023 $	Total $
Accounts payable and accrued liabilities	4,965	-	-	-	-	4,965
Lease obligations	261	177	92	-	-	530
Capital expenditures	212	-	-	-	-	212
Mine restoration provision	-	-	-	-	1,997	1,997
Employee future benefits	-	-	-	-	1,720	1,720
Concession holding fees	610	631	632	684	685	3,242
Office leases	154	154	160	160	166	793
	6,201	962	884	844	4,567	13,458

Mine restoration provisions and employee future benefits committed in 2023 assume the closure of the Platosa Mine and Miguel Auza mill in that year, which may or may not be the case depending upon the Company's ability to find new mineralization at Platosa or near Miguel Auza. Not included above is an NSR royalty payable semi-annually on the Platosa Property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or "Source" mineralization (as described further below). Such payments vary period to period based on production results and commodity prices.

Contingencies

During Q3 2012, the Company sued the Ejido La Sierrita (the "Ejido") to terminate a 30-year surface rights agreement ("SRA") in respect of 1,100 hectares of exploration ground west and northwest of the Platosa Mine and for various damages relating to an illegal blockade of the mine during Q3 2012. The Ejido also sued for termination of the SRA after being advised of Excellon's suit.

In Q3 2016, the Company received a resolution from the Tribunal Unitario Agrario del Distrito Sexto in Torreón, Coahuila (the "Agrarian Tribunal") on the legal action. The Agrarian Tribunal ruled in favour of the Company's application to rescind the SRA. The Resolution also included (i) an award to Excellon of MXN5.5 million payable by the Ejido for losses and damages related to the illegal blockade and (ii) an award to the Ejido of MXN5.5 million payable by Excellon as indemnity for not building a water treatment plant under the terms of the SRA. The two awards set-off against each other, with neither side being required to pay any amount to the other.

After appeal by both parties to the *Segundo Tribunal Colegiado en Materias Administrativa y Penal del Octavo Circuito* in Torreón, the court of appeal in Coahuila, the case was returned to the Agrarian Tribunal. In Q3 2017, the Agrarian Tribunal once again ruled in favour of the Company, with the rescission of the SRA being upheld. The Court also eliminated the set-off in damages between the parties, with the end result being the simple rescission of the SRA. Both the Company and the Ejido have appealed this decision: the Company for payment of damages in respect of the illegal blockade of the mine in third quarter of 2012 and the Ejido for rental payments from 2014-2016.

Excellon holds 20,969 hectares of mineral concessions at Platosa. These rights entitle the Company to explore for and mine minerals at Platosa and in an extensive surrounding area. Excellon also owns all surface rights needed to produce silver from the Platosa Mine and conduct further surface and underground exploration for further high-grade manto mineralization and the skarn/source of the Platosa mantos.

A subsidiary of the Company is also party to an action by a claimant in respect of damages under an option agreement concerning a mineral concession within the Miguel Auza property, which concession is not considered material to the Company's operating business or exploration plans. The court of first instance awarded the claimant the amount of approximately $0.7 million. The Company is appealing the decision and believes that the court made an incorrect finding of law in respect of approximately $0.6 million of the damage award. Accordingly, the Company has recorded a provision of $0.1 million in Trade Payables.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

EXPLORATION

Platosa Property

The Company's Platosa Property is approximately 50 km north of the city of Torreon in the state of Durango and comprises 20,969 hectares of mineral concessions. The Company initially acquired the property in 1996 and 1997, and high-grade massive sulphides were discovered on the property in 1998. An initial resource estimate was published in 2002 and test mining commenced in 2005 from the Platosa Mine.

The Platosa mineral resource sits under approximately 56 hectares of the Platosa Property and comprises a series of linked high-grade massive sulphide, silver-lead-zinc manto deposits on the periphery of an under-explored Carbonate Replacement Deposit ("CRD") system. CRDs are epigenetic, intrusion-related, high-temperature, sulphide-dominant, lead-zinc-silver-copper-gold-rich deposits that commonly occur in clusters associated with major regional geologic features. The Mexican CRD Belt is perhaps the world's best-developed CRD cluster and Platosa lies in the centre of the northwest-southeast-trending axis of the largest deposits of the belt.

Several features make CRDs highly desirable exploration and mining targets. These include:

- **Size** – Proximal CRDs average 10 to 15 million tonnes of ore and the largest range up to 50 million tonnes;
- **Grade** – Ores are typically polymetallic with metal contents ranging from 60-600 g/t silver, 2-12% lead, 2-18% zinc, up to 2% copper and 6 g/t gold; and
- **Mineability** – Individual CRD bodies within the overall deposit are continuous and average 0.5 to 2 million tonnes in size, with some up to 20 million tonnes. They are typically coarse-grained and straightforward to process metallurgically.

CRD orebodies take the form of lenses or elongate to elongated-tabular bodies referred to as mantos or chimneys depending on whether they are horizontal or steeply inclined. A spectrum of CRD orebodies exists, ranging from distal manto and medial chimney massive sulphide bodies to proximal sulphide-rich skarns associated with unmineralized or porphyry-type intrusive bodies. Transitions of orebody morphology and mineralogy, and alteration zoning can be used as tools to trace mantos into chimneys, sulphides into skarn, or skarn into intrusive contact deposits.

Targets/Upside

Exploration at Platosa is focussed on (i) high grade, massive sulphide, manto deposits, generally found distal to CRD systems and (ii) skarn-style deposits, generally found proximal or associated with the "source" of CRD systems.

(i) Massive Sulphide Manto Deposits

Manto exploration has focused on areas within 1.5 km of the Platosa Mine. This exploration follows up on the success in adding mineralization to the 6A Manto in 2010 and 2012 and the discovery of the Pierna Manto during 2010. Additional massive sulphide mineralization continues to be encountered in ongoing drilling, as further discussed below.

Drilling outside of the immediate area of the Platosa Mine has been limited, and has consistently encountered the favourable heterolithic fragmental limestone unit that hosts all the high-grade massive sulphide mineralization discovered to date at Platosa. The area remains prospective for the discovery of additional mantos beyond the periphery of those that have already been defined.

The Company believes that significant potential remains for further new manto discoveries as the deposit area is open to the north, northeast, east and southeast of the known mantos and there are also smaller areas closer to the known mantos that could host additional massive sulphides within easy reach of existing underground infrastructure Recent drilling has expanded the NE-1 South Manto to the east where it has been intersected under cover in excess of 80 metres. Potential also exists on other parts of the permit where deep-seated mineralized structures intersect the limestone packages to the north, south and west of Platosa.

(ii) Skarn/Source Mineralization

The Platosa Property is prospective for skarn or "source-style" mineralization. Geological evidence of this potential has been found in a number of drill holes completed since 2008 in particular in the Rincon del Caido ("Rincon") area approximately 1.0 km NW of the Guadalupe Manto and in drilling under the Platosa mantos. Drilling in 2012/2013 at Rincon Del Caido intersected skarn silver-lead-zinc sulphide mineralization hosted by marble beneath the contact with a relatively impermeable hornfels unit. The consistent presence of anomalous gold is another important characteristic of the Rincon mineralization and gold content may increase as drilling approaches the heart of the system and would have an important positive impact on the economics of a proximal CRD deposit in the Rincon area. Significant intersections at Rincon include:

DDH No.	Interval			Silver (g/t)	Lead (%)	Zinc (%)	Gold (g/t)
	From (m)	To (m)	(m)*				
LP1019	**516.70**	**572.16**	**55.46**	**132**	**3.13**	**1.74**	**0.075**
incl.	546.83	549.80	2.97	236	7.18	5.46	0.146
and	562.73	566.00	3.27	264	10.41	7.59	0.041
LP1023A	513.00	515.00	2.00	610	3.08	0.11	0.571
and	**525.65**	**569.05**	**43.40**	**146**	**2.76**	**1.85**	**0.216**
incl.	530.60	536.40	5.80	381	10.63	11.51	0.354
LP1030	**498.90**	**509.23**	**10.33**	**185**	**5.22**	**5.58**	**0.478**
and	579.27	581.02	1.75	444	8.81	5.97	0.067
and	**590.04**	**596.72**	**6.68**	**409**	**10.23**	**8.37**	**0.114**

DDH No.	Interval			Silver (g/t)	Lead (%)	Zinc (%)	Gold (g/t)
	From (m)	To (m)	(m)*				
LP1038	**491.80**	**499.05**	**7.25**	**21**	**0.74**	**3.57**	**13.066**
incl.	497.10	499.05	1.95	72	2.40	11.74	39.430

* All intervals are core widths. Further geologic information is required in order to estimate true thicknesses.

The mineralization at Rincon may be traceable to a skarn/source-style deposit and will be investigated with further exploration in the future.

Ongoing Exploration Plans

During 2018, the Company continued with its surface and underground exploration program at Platosa. Within this period, the Company had completed approximately 11,200 metres from surface and 7,500 metres from underground. The program was planned with three objectives:

- Short term: Define and delineate additional high-grade mineralization around existing mine infrastructure by drilling around the edges of the defined resource, upgrading parts of the inferred resource and testing new exploration theories around the current footprint of the mine.
- Medium term: Continue to grow and explore the resource base, particularly where it remains open, such as on the NE-1 corridor with the aim of discovering new independent massive sulphide deposits.
- Long term: Improve regional understanding of the Platosa concessions and define and delineate additional targets with the intention of defining a second resource on the 21,000 hectare property.

Recent Results

Results from this program during Q4 2018 and drilling from surface and underground include:

DDH No.	Interval(1)(2)			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq(3) (g/t)	Date Released
	From (m)	To (m)	metres						
EX18LP1144	344.0	344.8	0.9	0.02	283	9.8	0.3	705	01/22/2019
EX18LP1147	343.5	349.1	5.6	0.03	383	8.0	0.2	725	01/22/2019
including	343.5	344.2	0.7	0.07	1,394	12.5	0.1	1,917	
and	350.4	352.9	2.5	0.01	406	3.7	0.2	570	
including	351.0	351.8	0.8	0.01	1,015	8.2	0.2	1,362	
EX18LP1149	347.3	347.9	0.6	0.01	2,060	7.8	9.1	2,831	01/22/2019
EX18LP1151	352.0	357.0	5.0	0.28	968	9.4	20.2	2,356	01/22/2019
including	352.0	353.2	1.2	0.38	1,312	17.2	24.7	3,252	
EX18LP1154	350.3	350.2	0.4	-	391	1.5	0.5	478	01/22/2019
EX18LP1155	349.5	354.5	4.8	0.02	1,127	8.4	10.5	1,996	01/22/2019
including	349.9	350.6	0.7	0.01	4,284	24.9	8.1	5,720	

(1) From-to intervals are measured from the drill collar, with drill holes marked UG drilled from underground stations.

(2) All intervals are reported as core length. Further geologic information is required to estimate true thicknesses.
(3) AgEq in drill results assume Au, 1,250, $17.00 Ag, $1.03 Pb and $1.23 Zn, with 100% metallurgical recovery.

Results of the ongoing program continue to prove-up the near-mine potential at Platosa, with significant intercepts expanding the footprint of the NE-1S Manto to the east where it remains open. The program to expand and define resources ahead of mining will continue in 2019 with dedicated drill infrastructure proposed to accommodate this expansion and definition drilling ahead of mine workings.

Exploration in Q4 was focused on defining and extending the NE-1S Manto with drilling from surface. Regional exploration also continued through to the end of the fourth quarter on the Jaboncillo target, 11 kilometres to the north west of Platosa with the completion of detailed mapping sampling and an IP program. Surface drilling continued during Q4 2018 and is planned to continue into 2019, with targets being tested north and south of Platosa and the Halcon, Aguila and PDN areas north of Platosa as well as at Jaboncillo.

In addition to the drilling results noted above, highlights from Q4 2018 included:

- Completion of an expanded IP survey at Jaboncillo;
- Observation of alteration associated with mineralization in surface sampling at Jaboncillo, PDN, San Gilberto and Saltillera North;
- Extension through drilling of NE-1S Manto with zone remaining open for further expansion;
- Ongoing fieldwork, including mapping and sampling at key outcrops and surface regional targets; and
- Community relations work in the area.

The Company expects to continue drilling programs from surface into 2019 following on from the work completed to-date since late 2016. The ongoing program will continue to test for new manto-style mineralization near the Platosa Mine and elsewhere on the Platosa Property, as well as pursuing skarn-style targets on the property.

Evolución Property (formerly the Miguel Auza Project)

On October 29, 2018, the Company announced that it had been granted the 31,000 hectare, "Evolución" mineral concession immediately southeast and along trend of Hecla's San Sebastian Mine, consolidating an over 45,000 hectare (450 km^2) exploration package with existing Miguel Auza concessions (collectively, now called Evolución) and covering over 35 kilometres of strike on the Fresnillo silver trend, one of the world's premier silver districts. The following refers to the previously owned 14,000 hectare Miguel Auza mineral concessions as the Miguel Auza Project, though the Miguel Auza Project is now part of the Evolución Property. The additional concessions were acquired through the mineral concession application process in Mexico at negligible cost to the Company.


Teck Resources
Peñoles
CERRO LAS MINITAS
Southern Silver
SAN SEBASTIEN
Hecla Mining
Peñoles
EVOLUCIÓN
31,000 Ha
MIGUEL AUZA
14,000 Ha
EVOLUCIÓN
Excellon Resources
Riverside Resources
FRESNILLO TREND
N
To Fresnillo

The Evolución Property is approximately 220 kilometres from the Platosa Mine and includes the Miguel Auza Project, which has a historic indicated and inferred mineral resource hosted in the Calvario Vein. The Evolución Property is on the northern trend of the Fresnillo silver belt, adjacent to the San Sebastian property (approximately 10 kilometres from the San Sebastian Mine) and 130 kilometres northwest of Juanicipio (MAG Silver Corp./Fresnillo plc) and the Fresnillo Mine.

The newly acquired concessions in the Evolución Property have seen limited historical exploration. On the Miguel Auza Project, polymetallic veins are broadly similar in age, host rock type, and structural history to other deposits on the Central Meseta, such as Fresnillo, Juanicipio, Velardeña, San Sebastian, Peñasquito, Concepcion de Oro, San Martin, and La Colorado. These deposits are all hosted by the Caracol Formation or other Cretaceous sediments and are structurally-controlled epithermal deposits. Several of these deposits extend to depths of 400 to 700 metres.

Since early 2017, the Company has conducted an extensive review of historical data and drill core, conducted structural assessments and commenced field mapping. In the course of reassessing the project, the Company has reviewed the regional setting of the mineralization and veins at Miguel Auza and believes that the Calvario Vein, the primary focus of historical exploration and production on the project, is a northeast-trending compressional or tensional vein splaying from the main west northwest-trending Fresnillo silver trend. The major deposits on the trend typically occur on dilational structures, which are significantly more prospective for mineral deposition in material amounts.

Historical follow-up work on the drilling completed outside of the Calvario Vein has been limited. Additionally, the Company identified broad (up to 10 metres) northwest-trending epithermal veins carrying anomalous precious metal values on surface, which have not been adequately tested to depth; these represent near-term drill targets. The veins intersected to-date in this area are generally shallow and exhibit mineral compositions and textures indicative of cooler parts of the epithermal system. Negligible follow-up drilling has been conducted on these veins and the Company believes that they host potential for epithermal-style discoveries.

Drilling on the Miguel Auza Project outside of the Calvario Vein is indicative of significant mineral potential, with historical diamond drilling intersections in northwest-trending structures including:

- 7,601 g/t Ag, 3.35% Pb, 1.9 % Zn over 0.4 metres and 7,377 g/t Ag, 0.28 g/t Au, 4.72% Pb and 5.34% Zn over 0.5 metres in drill hole CC-2005-01;
- 3,291 g/t Ag, 0.35 g/t Au, 1.67% Pb and 0.44% Zn over 0.5 metres in drill hole 2008-194; and
- 503 g/t Ag, 6.75 g/t Au, 3.32% Pb and 2.21% Zn over 0.7m in drill hole 2007-118.

The Company commenced a proof-of-concept 3,000 metre program during Q2 2018 with one surface drill rig, targeting four priority targets believed indicative of a distal part of a larger epithermal system. The Company extended the program into Q4 and increased it to 6,000 metres, based on initial success on the Lechuzas structure. Drilling in Q4 tested strike and dip extensions of the mineralization encountered at Lechuzas initially with the purpose of tracking higher grades and more robust widths. As at the end of 2018, the Company had completed 8,800 metres of drilling at Migual Auza with the program continuing into 2019.

Results from the initial program include:

- Anomalous mineralization intersected in first seven diamond drill holes on Lechuzas vein-set including 201 g/t Ag, 4.3% Pb, 5.4% Zn and 0.3 g/t Au or 683 g/t AgEq over 2.4 metres within a broader interval of 56 g/t Ag, 1.2% Pb, 1.4% Zn and 0.1 g/t Au or 183 g/t AgEq over 16.7 metres in EX18MAZ-236;
- Large low-grade gold and silver footprint intersected in drilling on El Cobre Vein; and
- Anomalous mineralization in all drill holes completed on the Lechuzas target. (For more details and results on Miguel Auza drilling see press release dated October 2, 2018).

During Q4 2018, exploration activities continued, including:

- Drilling at the Lechuzas, Carmen and Abejas vein areas;
- Modelling of structural and vein features for exploration targeting; and
- Permitting of drill stations for planned drilling in 2019.

Exploration work is expected to continue throughout 2019. Work has also commenced on the newly acquired Evolución concessions, with regional mapping commenced and to be followed with a geochemistry program.

Qualified Person

Mr. Ben Pullinger, BSc., PGeo., Excellon's Senior Vice President of Geology has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this MD&A.

Mr. Pullinger is an economic geologist who was appointed by the Company during Q3 2016. Prior to joining Excellon, he worked as Vice President, Exploration at Roxgold Inc., where he made a significant contribution to the growth of the company from resource stage through to production, which was reached in Q2 2016. Before Roxgold, Mr. Pullinger was engaged as a sell side analyst providing analysis and insight to buy side clients across North America. Additionally, Mr. Pullinger has worked on projects in North and South America, Africa and Asia and has made contributions to enhancing value through discovery, development and efficient operations on various projects in these regions.

RELATED PARTY TRANSACTIONS

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During 2018, the Company incurred legal services of $25,000 (2017 – $65,000). As at December 31, 2018, the Company had an outstanding payable balance of $5,000 (as at December 31, 2017 – $42,000).

RISK AND UNCERTAINITIES

The Company's business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company's current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. Further factors affecting the Company are described in the AIF.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures ("DC&P") to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Company's management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) ("COSO 2013") issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer, and Chief Financial Officer, have concluded that, as of December 31, 2018, the Company's disclosure controls and procedures were not effective due to the material weaknesses described in the internal control over financial reporting section below.

Internal Control Over Financial Reporting

The Company's management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company's management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in COSO 2013. Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, as a result of the material weaknesses described below and identified as part of the ongoing investigation into the concentrate theft, as more fully disclosed under "Concentrate Theft", above, the Company's internal control over financial reporting was not effective.

Description of Material Weaknesses

The following is an overview of the material weaknesses that were identified to have existed as at December 31, 2018.

- Management override of controls material weakness – The Company concluded that it did not maintain effective controls to prevent or detect the circumvention or override of controls. Certain members of local management facilitated the theft of concentrates by falsifying internal control documents and management reports to conceal the theft and prevent it from being detected.
- Monitoring material weakness – Monitoring ensures that the entire system of internal control is monitored for effectiveness on a continuous basis and that deficiencies are addressed in a timely manner. In connection with the concentrate theft, the Company determined that there were inadequate monitoring controls to detect the integrity of the delivery process of concentrate from the mill to the customer including reconciling security seal numbers, insufficient involvement of internal audit in the testing of these controls and inadequate procedures to ensure compliance with the controls.

Impact of Material Weaknesses on Financial Reporting

Each of these material weaknesses created a reasonable possibility that a material misstatement of the Company's annual financial statements or interim financial reports would not be prevented or detected on a timely basis. However, notwithstanding the material weaknesses outlined above, based on the work performed by the President and Chief Executive Officer, the Chief Financial Officer and management, with the assistance of outside legal counsel and advisors, the President and Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements for the years ended December 31, 2018 and 2017 are fairly stated in all material respects in accordance with IFRS.

Remediation of Material Weaknesses

Management has taken an active approach in remediating and enhancing the controls in the revenues cycle for concentrate deliveries. These include:

- enhancing the metal accounting program;
- increasing surveillance of concentrate stockpiles on the loading pad;
- implementing and monitoring real time tracking of delivery trucks;
- reconciling truck security seals;
- installing truck scales on site at both Platosa and Miguel Auza in H1 2019 (previously, local off-site scales used); and
- increasing control reports.

In addition, the revenues cycles will be tested monthly by internal audit. The testing will have a particular focus on the new controls to ensure that their design is effective.

Although there have been significant improvements made to the Company's ICFR in relation to the material weaknesses described above, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company's ICFR in the future. The Company does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based

in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2018 (except for those related to the material weaknesses noted above) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company will recognize transition adjustments in deficit on January 1, 2019, the date of initial application, without restating its financial statements on a retrospective basis. The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the consolidated statement of financial position, and corresponding increases to depreciation and interest expense on the consolidated statement of loss and comprehensive loss. In addition, the Company expects cash flow from operating and investing activities to increase as lease payments for most leases will be recorded as financing outflows in the consolidated statement of cash flows.

The Company has completed a significant portion of the compilation and review of contracts that may contain a lease, the compilation of the data necessary for the valuation of the leases and related transition adjustments. The Company has also initiated changes to processes and internal controls necessary for the transition.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company's significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31 2018. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company's consolidated financial statements for the year ended December 31, 2018, which are available on the Company's website and on SEDAR.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent AIF, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company's website at www.excellonresources.com.

This MD&A contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company's properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management's beliefs, estimates, assumptions and opinions on the date the statements are made. Although the

Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in the AIF under "Description of the Business – Risk Factors." All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. This document is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "Measured," "Indicated" and "Inferred" Mineral Resources used or referenced in this MD&A are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. The CIM standards differ significantly from standards in the United States. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or that Mineral Resources will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies other than a Preliminary Economic Assessment ("PEA"). United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that a Measured or Indicated Mineral Resource is economically or legally mineable.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company's properties.